Exhibit 99.1

Robo.ai Inc. Has Regained Compliance with the Nasdaq Minimum Bid Price Requirement

DUBAI, UAE, May 29, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (the “Company”), a technology company headquartered in the United Arab Emirates, today announced that it has received a letter from the Listing Qualifications of the Nasdaq Stock Market (“Nasdaq”) dated May 28, 2026 (the “Compliance Notice”), notifying the Company that the Company had regained compliance with Listing Rule 5550(a)(2).

As was previously announced, the Company received a letter from Nasdaq dated December 10, 2025, notifying the Company that it was not in compliance with the minimum bid price requirement as the closing bid price of its Class B ordinary shares had been below US$1.00 per share for the previous 30 consecutive business days. Following receipt of the Compliance Notice, the Company is no longer considered below the Nasdaq minimum bid price requirement and has regained compliance regarding this matter.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO) is a technology company focusing on building a global AI robotics network platform. Its mission is to integrate intelligent terminals, develop a unified AI operating system, and establish a smart contract-enabled ecosystem to drive the intelligent era. Robo.ai aims to transform into a decentralized AI asset platform, connecting all AI terminals and enabling the next wave of Internet of Things.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the Company’s limited operating history; the Company’s ability to generate positive cash flow and profits; the Company’s ability to compete successfully; and the Company’s ability to build its brand and withstand negative publicity. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Robo.ai Inc.

Email: ir@roboai.io

Website: www.roboai.io